Exhibit 99.1

ATTUNITY REPORTS THIRD QUARTER 2016 RESULTS
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Company updates financial guidance for the full year 2016
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Burlington, MA – November 2, 2016 – Attunity, Ltd. (NasdaqCM: ATTU), a leading provider of Big Data management software solutions, today reported its unaudited financial results for the three-month period ended September 30, 2016.

“After 12 consecutive quarters of year-over-year growth, our third quarter 2016 results were below our internal expectations and not reflective of the market potential we believe exists. In 2016, we closed several larger and strategic deals with global companies, as our technology is well aligned with modern Big Data architectures and customer needs. This quarter, while we continued to see a number of significant deals in our pipeline, we were unable to complete the sales cycle before the end of the third quarter. The longer sales cycle associated with these types of deals are one of the challenges we are working to overcome through adjustments to our sales and marketing strategies,” said Shimon Alon, Chairman and CEO of Attunity. “We believe the Company is on the right path towards driving solid long-term growth.”

Recent Operational Highlights
•	Introduced Attunity Enterprise Manager, a new data ingest management and monitoring solution for large-scale data lakes, designed to support thousands of data sources

•	Launched Attunity Replicate for SAP, a new SAP data integration solution for Big Data analytics on premises or in the cloud

•	Recognized by Gartner in the Magic Quadrant for Data Integration Tools[1]

•
Received several industry awards, including ‘2016 Top 50 Big Data Company’ by Big Data Quarterly Magazine and ‘Best Change Data Capture Solution’ by DBTA's 2016 Readers' Choice Awards - for Attunity Replicate

Financial Highlights for Q3 2016, compared with Q3 2015
•	GAAP total revenue was $13.0 million, compared with $12.7 million

•	Non-GAAP total revenue was $13.0 million, compared with $13.0 million*

•	GAAP operating expenses were $17.0 million, compared with $14.0 million

o	The operating expenses in Q3 2016 include an approximately $2.0 million charge for partial impairment of acquired intangible assets associated with the Appfluent acquisition.

•	Non-GAAP operating expenses were $13.5 million, compared with $12.0 million *

•	GAAP net loss of $4.0 million, compared with net loss of $1.9 million

•	Non-GAAP net loss of $1.7 million, compared with non-GAAP net income of $0.2 million *

•	Generated positive cash flow from operations of $1.0 million, compared with $0.4 million

Big Data Management and Cloud Solutions

Attunity is recognized across the industry as a leading provider of Big Data management and Hadoop solutions, including its award-winning data integration and management offerings that provide data replication and ingest with real-time change data capture (CDC), data warehouse automation, data usage analytics, data connectivity, cloud data delivery, and test data management. In the third quarter of 2016, the Company’s solutions were recognized by a number of industry sources, most notably by Gartner as a challenger in their Magic Quadrant for Data Integration tools, which was based on evaluation of the Company’s expanded product suite as well as customer feedback.

•
The Company made several product announcements during the third quarter of 2016, further expanding the capabilities of its existing solutions, as well as introducing new innovative solutions to the market, such as the following: Attunity launched the Attunity Enterprise Manager (AEM), a new data ingest management offering, aimed at strengthening the Company’s value proposition and differentiation for large Data Lake initiatives.

•
The Company also launched Attunity Replicate for SAP, aimed at extending the Company's value proposition to the IT industry’s largest application market. Attunity Replicate for SAP is uniquely designed to enable high-performance data replication that is optimized to deliver SAP application data in real-time for Big Data analytics on premises or in the cloud.

[1] Source: 2016 Gartner Magic Quadrant for Data Integration Tools, Mark A. Beyer, Eric Thoo, Ehtisham Zaidi and Rick Greenwald, 08 August 2016.

The cloud continues to be an area of growth where enterprises are looking to migrate databases to cloud platforms, as well as leverage the cloud to analyze their data. These customer needs require an efficient and reliable way to move data from their data centers. We believe that Attunity is well positioned to accommodate this growing need with the Company’s innovative products and alliances with leading global providers, such as Amazon Web Services (AWS), Microsoft and Google.

During the third quarter of 2016, Attunity increased its investments and programs with key partners in the Hadoop, Data Warehousing and Cloud markets, including Hortonworks, Cloudera, Confluent, Teradata, Microsoft and AWS. These programs include targeting their partners’ field organizations, as well as executing more joint demand generation activities.

Consulting Services

The Company has seen increased demand from customers requiring Attunity’s consulting services for their larger-scale and enterprise-wide implementations. Attunity established a consulting services group to leverage its skills and expertise to help customers move to production faster. Attunity continues to make investments in building out this group as well as engaging system integration partners to address this demand.

Financial Results for Q3 2016

GAAP total revenue for the third quarter of 2016 increased 1.6% to $13.0 million, compared with $12.7 million for the same period in 2015. This includes license revenue of $6.3 million, which decreased 9% compared with $7.0 million for the same period in 2015, and maintenance and service revenue, which grew 15% to $6.6 million, compared with $5.8 million for the same period in 2015.

Non-GAAP total revenue for the third quarter of 2016 remained constant at $13.0 million, compared to the same period in 2015. This includes non-GAAP maintenance and service revenue of $6.6 million, which grew 10% from the same period in 2015 (license revenue of $6.3 million was not used as a non-GAAP measure). Non-GAAP maintenance and service revenue for the third quarter of 2016 excludes immaterial sums associated with a valuation adjustment on acquired deferred service revenue, compared with $0.2 million of a similar adjustment for the same period in 2015.*

GAAP operating expenses for the third quarter of 2016 increased 22% to $17.0 million, compared with $14.0 million for the third quarter of 2015. The increase in operating expenses is primarily related to a $2.0 million charge for partial impairment of acquired intangible assets associated with the Appfluent acquisition; and a $1.0 million increase in costs related to the Company’s global expansion, with total headcount increasing by 30 people between the third quarter of 2015 and the third quarter of 2016 - including 21 additions to the sales, sales support, marketing and consulting services teams.

Non-GAAP operating expenses for the third quarter of 2016 increased 12% to $13.5 million, compared with $12.0 million for the third quarter of 2015. The Non-GAAP operating expenses in the third quarter of 2016 exclude an approximately $2.0 million charge for partial impairment of acquired intangible assets associated with the Appfluent acquisition, as well as $1.6 million in expenses and amortization associated with acquisitions and equity-based compensation expenses. This is compared with $2.3 million in adjustments, expenses and amortization associated with acquisitions and equity-based compensation expenses for the same period in 2015.*

GAAP operating loss for the third quarter of 2016 was $4.1 million, compared with $1.3 million for the same period in 2015.

Non-GAAP operating loss was $0.5 million for the third quarter of 2016, compared with operating income of $1.0 million for the third quarter of 2015. Non-GAAP operating loss for the third quarter of 2016 excludes a total of $3.6 million in expenses, including a $2.0 million charge for partial impairment of acquired intangible assets associated with the Appfluent acquisition, and $1.6 million in expenses and amortization associated with acquisitions and equity-based compensation expenses. This is compared with $2.3 million in adjustments, expenses and amortization associated with acquisitions and equity-based compensation expenses for the third quarter of 2015.*

GAAP net loss for the third quarter of 2016 was $4.0 million, or $0.24 per diluted share, compared with a net loss of 1.9 million, or $0.12 per diluted share, in the third quarter of 2015.

Non-GAAP net loss for the third quarter of 2016 was $1.7 million, or $0.10 per diluted share, compared with non-GAAP net income of $0.2 million, or $0.01 per diluted share, for the same period in 2015. Non-GAAP net loss for the third quarter of 2016 excludes approximately $2.3 million in expenses, amortization and impairment charges associated with acquisitions, equity-based compensation expenses, and non-cash tax benefits, related mainly to the aforesaid impairment, of $1.2 million, compared with approximately $2.1 million in adjustments, expenses and amortization associated with acquisitions, equity-based compensation expenses, and non-cash tax benefits of $0.6 million for the same period in 2015.*

Cash and cash equivalents were $8.9 million as of September 30, 2016, same as of June 30, 2016. During the third quarter of 2016 we generated positive cash flow from operations of $1.0 million, which was offset by a final earn-out payment of $0.75 million to former Hayes Technology Group shareholders, compared with positive cash flow from operations of $0.4 million for the same period in 2015.

Appfluent's intangible assets, which were acquired in March 2015, decreased by additional $2.0 million to $0.6 million as of September 30, 2016, due to the $2.0 million partial impairment charge recorded in the third quarter of 2016. This accounting charge was taken in order to reflect the fair value of the intangible assets following delayed and reduced sales trends with longer sales cycles of Attunity Visibility, a product that incorporates the Appfluent technology and is aimed at optimizing enterprise data warehouses with Hadoop.

Shareholders' equity as of September 30, 2016 decreased to $31.8 million, compared with $34.5 million as of June 30, 2016.

 * See "Use of Non-GAAP Financial Information" below for more information regarding Attunity's use of Non-GAAP financial measures.

Revised Outlook for Full Year 2016

"Considering the trends currently impacting the business, we have updated our guidance for full year 2016 to between $52.5 million and $55 million in revenues and 0%-4% of Non-GAAP operating loss. As we look beyond 2016, we believe the current challenges will have a short-term impact on our business. The management team is implementing changes companywide in order to enhance our ability to tap into current market trends.  At the same time, we are confident that our customer value proposition remains compelling across a relatively large and growing addressable market, as Attunity offers higher productivity, faster time to value and better manageability to customers’ existing and new Big Data and Hadoop environments," concluded Mr. Alon.

Based on, among other things, the financial results for the third quarter and first nine months of 2016, as well as current market and business trends expected to at least partially carry through the fourth quarter of 2016, the Company now expects revenue for the full year 2016 to be between approximately $52.5 million and $55 million, replacing the previous guidance provided at the beginning of the year of between approximately $58 and $62 million.

Additionally, the Company now expects Non-GAAP operating margin loss to range between 0% and 4% for the full year 2016 (replacing the previous guidance provided at the beginning of the year of non-GAAP operating income margin of between 5% and 8%).

Financial Reconciliation to Non-GAAP figures for 2016 Outlook:

	From	To
GAAP operating margin loss	(20)%	(26)%
Equity-based compensation expenses	7%	8%
Amortization and other adjustments - related acquisitions, including impairment	13%	14%
Non-GAAP operating margin loss (*)	0%	(4)%

(*) Non-GAAP Operating Margin Loss is calculated by dividing the Non-GAAP Operating Loss by the total Non-GAAP revenues for the period.

The Company reiterated that it does not expect to provide or update guidance more often than on an annual basis.

Conference Call and Webcast Information

The Company will host a conference call with the investment community on Wednesday, November 2nd at 8:30 a.m. Eastern Time featuring remarks by Shimon Alon, Chairman and CEO of Attunity, and Dror Harel-Elkayam, CFO of Attunity. The dial-in numbers for the conference call are +1-888-572-7033 (U.S. Toll Free), +1 80 924 5906 (Israel), or +1-719-325-2361 (International). All dial-in participants must use the following code to access the call: 3908637.

Please call at least five minutes before the scheduled start time.  The conference call will also be available via webcast, which can be accessed through the Investor Relations section of Attunity's website, ir.attunity.com.  Please allow extra time prior to the call to visit the site and download any necessary software to listen to the live broadcast.

For interested individuals unable to join the conference call, a replay of the call will be available through November 16, 2016, at +1-844-512-2921 (U.S. Toll Free) or 1-412-317-6671 (International). Participants must use the following code to access the replay of the call: 3908637. The online archive of the webcast will be available on ir.attunity.com/events for 30 days following the call.

About Attunity
Attunity is a leading provider of Big Data management software solutions that enable access, management, sharing and distribution of data across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication and distribution, test data management, change data capture (CDC), data connectivity, enterprise file replication  (EFR), managed file transfer (MFT), data warehouse automation, data usage analytics, and cloud data delivery.

Attunity has supplied innovative software solutions to its enterprise-class customers for over 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and Hewlett Packard Enterprise. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit http://www.attunity.com or our blog and join our community on Twitter, Facebook, LinkedIn, and YouTube.

Use of Non-GAAP Financial Information
In addition to reporting financial results in accordance with U.S. generally accepted accounting principles, or GAAP, Attunity uses Non-GAAP measures of net income (loss), operating income (loss), and diluted net income (loss) per share, which are adjusted from results based on GAAP to exclude expenses, amortization and impairment charges associated with the acquisitions, stock-based compensation expenses in accordance with ASC 718, non-cash financial expenses such as the effect of a revaluation of liabilities presented at fair value and accretion of payment obligations, and tax benefits related to non-GAAP adjustments. Attunity’s management believes the non-GAAP financial information provided in this release is useful to investors' understanding and assessment of Attunity's on-going core operations and prospects for the future. Management uses both GAAP and non-GAAP information in evaluating and operating its business internally and as such has determined that it is important to provide this information to investors. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for results prepared in accordance with GAAP. For further details, see the Reconciliation of Supplemental Non-GAAP Financial Information table later in this press release.

Important Note: Attunity is not responsible for the awards mentioned in this press release or the entities that award them.

Safe Harbor Statement
This press release contains forward-looking statements, including statements regarding the anticipated features and benefits of Replicate Solutions, within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. Statements preceded by, followed by, or that otherwise include the words "believes", "expects", "anticipates", "intends", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. For example, when we say that we are on the right path towards driving solid long-term growth or when we provide our updated outlook for 2016, we are using forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties and actual results, expressed or implied by such forward-looking statements, could differ materially from Attunity's current expectations. Factors that could cause or contribute to such differences include, but are not limited to, risks and uncertainties relating to: our history of operating losses and ability to achieve profitability; our reliance on strategic relationships with our distributors, OEM, VAR and "go-to-market" and other business partners, and on our other significant customers; our ability to manage our growth effectively; acquisitions, including costs and difficulties related to integration of acquired businesses and possible impairment charges; our ability to expand our business into the SAP market and the success of our Gold Client offering; timely availability and customer acceptance of Attunity's new and existing products, including Attunity Compose and Attunity Visibility; fluctuations in our quarterly operating results, which may not necessarily be indicative of future periods; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; a shift in demand for products such as Attunity's products; the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism as well as cyber-attacks; and other factors and risks on which Attunity may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting Attunity, reference is made to Attunity's latest Annual Report on Form 20-F which is on file with the Securities and Exchange Commission (SEC) and the other risk factors discussed from time to time by Attunity in reports filed with, or furnished to, the SEC. Except as otherwise required by law, Attunity undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The contents of any website or hyperlinks mentioned in this press release are for informational purposes and the contents thereof are not part of this press release.

© 2016 Attunity Ltd. All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Garth Russell / Allison Soss
KCSA Strategic Communications
P: + 1 212-682-6300
grussell@kcsa.com   / asoss@kcsa.com

Dror Harel-Elkayam, CFO
Attunity Ltd.
P: +972 9-899-3000
dror.elkayam@attunity.com

ATTUNITY LTD. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2016

UNAUDITED

U.S. DOLLARS IN THOUSANDS

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

	September 30,	December 31,
	2016	2015
	Unaudited
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$8,932	$12,522
Trade receivables (net of allowance for doubtful accounts of $15 at September 30, 2016 and December 31, 2015)	5,723	4,524
Other accounts receivable and prepaid expenses	1,109	639

Total current assets	$15,764	$17,685

LONG-TERM ASSETS:

Severance pay fund	$3,852	$3,513
Property and equipment, net	1,280	1,260
Goodwill and Intangible assets, net	34,131	40,116
Other assets	2,177	584

Total long-term assets	41,440	45,473

Total assets	$57,204	$63,158

CONDENSED CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

	September 30,	December 31,
	2016	2015
	Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:

Trade payables	1,025	664
Payment obligation related to acquisitions	277	2,204
Deferred revenues	10,455	9,354
Employees and payroll accruals	4,168	4,012
Accrued expenses and other current liabilities	2,144	1,248

Total current liabilities	$18,069	$17,482

LONG-TERM LIABILITIES:

Deferred revenues	1,228	1,348
Liabilities presented at fair value and other long-term liabilities	881	1,037
Payment obligation related to acquisitions	-	254
Accrued severance pay	5,189	4,746
Total long-term liabilities	$7,298	$7,385

SHAREHOLDERS' EQUITY:
Share capital - Ordinary shares of NIS 0.4 par value -	1,918	1,876
Authorized: 32,500,000 shares at September 30, 2016 and December 31, 2015; Issued and outstanding: 16,804,738 shares at September 30, 2016 and 16,406,243 shares at December 31, 2015

Additional paid-in capital	148,614	144,836
Accumulated other comprehensive loss	(963)	(1,137)
Accumulated deficit	(117,732)	(107,284)

Total shareholders' equity	31,837	38,291

Total liabilities and shareholders' equity	$57,204	$63,158

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
Software licenses	$6,323	$6,968	$19,862	$19,328
Maintenance and services	6,629	5,778	19,062	16,026
Total revenue	12,952	12,746	38,924	35,354
Operating expenses:
Cost of revenues	2,292	1,912	6,671	5,155
Research and development	3,284	3,090	10,076	7,983
Sales and marketing	8,177	7,861	26,024	21,146
General and administrative	1,293	1,151	3,601	3,787
Impairment of acquisition-related intangible assets	1,990	-	4,122	-
Total operating expenses	17,036	14,014	50,494	38,071
Operating loss	(4,084)	(1,268)	(11,570)	(2,717)
Financial (income) expenses, net	75	509	(5)	744
Loss before taxes on income	(4,159)	(1,777)	(11,565)	(3,461)
Taxes on income (benefit)	(160)	130	(1,117)	571
Net loss	$(3,999)	$(1,907)	$(10,448)	$(4,032)

Basic and diluted net loss per share	$(0.24)	$(0.12)	$(0.63)	$(0.25)

Weighted average number of shares used in computing basic and diluted net loss per share	16,790	16,421	16,711	16,075

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Nine months ended September 30,
	2016	2015
Cash flows activities:
Net loss	$(10,448)	$(4,032)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation	366	300
Stock based compensation	3,255	1,832
Amortization of intangible assets	1,948	2,073
Impairment of intangible assets	4,122	-
Accretion of payment obligation	33	377
Change in:
Accrued severance pay, net	104	128
Trade receivables	(1,212)	1,335
Other accounts receivable and prepaid expenses	(410)	(698)
Other long term assets	152	(28)
Trade payables	365	113
Deferred revenues	1,077	2,132
Employees and payroll accruals	495	1,286
Accrued expenses and other liabilities	815	(373)
Change in liabilities presented at fair value and other long term liabilities	(156)	156
Excess tax benefit	146	(135)
Change in deferred taxes, net	(1,745)	(204)
Net cash provided by (used in) operating activities	$(1,093)	4,262
Cash flows from investing activities:
Purchase of property and equipment	(392)	(427)
Decrease of restricted cash	-	430
Acquisition of company, net of cash acquired	-	(10,402)
Net cash used in investing activities	$(392)	(10,399)

Cash flows from financing activities:
Proceeds from exercise of stock options, warrants and rights	185	885
Repayment of contingent consideration	(1,990)	(2,054)
Excess tax benefit	(146)	135
Net cash used in financing activities	$(1,951)	(1,034)
Foreign currency translation adjustments on cash and cash equivalents	(154)	(2)
Decrease in cash and cash equivalents	(3,590)	(7,173)
Cash and cash equivalents at the beginning of the period	12,522	18,959
Cash and cash equivalents at the end of the period	$8,932	$11,786
Supplemental disclosure of cash flow activities:
Cash paid during the period for taxes	588	1,327
Supplemental disclosure of non- cash investing activities:
Issuance of shares related to acquisition	224	6,600

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION
U.S. dollars in thousands, except share and per share data

	Three months ended		Nine months ended
	September 30,		September 30,
	2016	2015	2016	2015
	Unaudited		Unaudited
GAAP revenues	12,952	12,746	38,924	35,354
Valuation adjustment on acquired deferred service revenue	9	240	35	586
Non-GAAP revenues	12,961	12,986	38,959	35,940
GAAP cost of revenue	2,292	1,912	6,671	5,155
Amortization of acquired intangible assets	491	696	1,758	1,823
Cost of revenue adjustment (1)	42	-	122	-
Non-GAAP cost of revenue	1,759	1,216	4,791	3,332

GAAP operating expenses	17,036	14,014	50,494	38,071
Cost of revenues (1)	42	-	122	-
Research and development (1) (2)	265	333	944	667
Sales and marketing (1) (2)	473	732	1,931	1,521
General and administrative (1) (2)	255	196	739	1,062
Amortization of acquired intangible assets	555	789	1,948	2,073
Impairment of acquisition-related intangible assets	1,990	-	4,122	-
Non-GAAP operating expenses	13,456	11,964	40,688	32,748

GAAP Financial (income) expenses, net	75	509	(5)	744
Revaluation of liabilities presented at fair value	(127)	116	(213)	175
Accretion of payment obligations	10	246	(2)	379
Non-GAAP Financial expenses, net	192	147	210	190

GAAP taxes on income (benefit)	(160)	130	(1,117)	571
Income tax benefit related to non-GAAP adjustments	(1,189)	(584)	(2,503)	(966)
Non-GAAP taxes on income	1,029	714	1,386	1,537

GAAP net loss	(3,999)	(1,907)	(10,448)	(4,032)
Valuation adjustment on acquired deferred revenue	9	240	35	586
Amortization of acquired intangible assets	555	789	1,948	2,073
Impairment of acquisition-related intangible assets	1,990	-	4,122	-
Acquisition related expenses	-	400	779	1,418
Stock-based compensation	1,035	861	2,957	1,832
Revaluation of liabilities presented at fair value	(127)	116	(213)	175
Accretion of payment obligations	10	246	(2)	379
Tax benefits related to non-GAAP adjustments	(1,189)	(584)	(2,503)	(966)
Non-GAAP net income (loss)	(1,716)	161	(3,325)	1,465

GAAP diluted net loss per share	(0.24)	(0.12)	(0.63)	(0.25)
Non-GAAP diluted net income (loss) per share	(0.10)	0.01	(0.20)	0.09
Shares used in computing GAAP diluted net loss per share	16,790	16,421	16,711	16,075
Shares used in computing Non-GAAP diluted net income (loss) per share	16,790	17,278	16,711	16,834

RECONCILIATION OF SUPPLEMENTAL NON-GAAP FINANCIAL INFORMATION (Cont.)
U.S. dollars in thousands, except share and per share data

	Three months ended September 30,		Nine months ended September 30,
(1) Stock-based compensation expenses (*):	2016	2015	2016	2015
Cost of revenues	42	-	122	-
Research and development	265	233	758	453
Sales and marketing	473	432	1,338	878
General and administrative	255	196	739	501
	1,035	861	2,957	1,832
(*) Retention bonus paid in Attunity shares constitute part of (2) below

(2) Acquisition related expenses:
Research and development	-	100	186	214
Sales and marketing	-	300	593	643
General and administrative	-	-	-	561
	-	400	779	1,418